EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three Month Periods Ended January 30, 2009 and February 1, 2008

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended
	January 30, 2009	February 1, 2008

Net Sales	$309,717	$357,325
Gross Margin	102,152	115,213

Net Earnings From Continuing Operations	$11,487	$29,725
Net Earnings From Discontinued Operations	15,456	1,259

Net Earnings	$26,943	$30,984

Basic

Weighted Average Number of Shares Outstanding	29,664	29,386

Earnings Per Share – Basic:
Continuing Operations	$.39	$1.01
Discontinued Operations	.52	.04

Earnings Per Share – Basic	$.91	$1.05

Diluted

Weighted Average Number of Shares Outstanding	29,664	29,386
Net Shares Assumed to be Issued for Stock Options	201	425

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	29,865	29,811

Earnings Per Share – Diluted:
Continuing Operations	$.38	$1.00
Discontinued Operations	.52	.04

Earnings Per Share – Diluted	$.90	$1.04